August 3, 2015

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	inVentiv Health, Inc.

Registration Statement on Form S-4

File No. 333-197719

Ladies and Gentlemen:

We refer to the registration statement on Form S-4 (File No. 333-197719) (the “Registration Statement”) of inVentiv Health, Inc. (the “Company”), relating to the registration of $350,000,000 million aggregate principal amount of the Company’s 10% Senior Notes due 2018.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 PM (Eastern time) on August 5, 2015 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Aman Singh of Weil, Gotshal & Manges LLP at (212) 310-8393 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, INVENTIV HEALTH, INC.

/s/ Eric R. Green
Eric R. Green General Counsel & Secretary

cc:	Heather L. Emmel, Esq., Weil, Gotshal & Manges LLP